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                           January 19, 2021

       Tim Vanderhook
       Chief Executive Officer
       Viant Technology Inc.
       2722 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Viant Technology
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            CIK: 0001828791

       Dear Mr. Vanderhook:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2021 letter.

       Registration Statement on Form S-1 filed January 15, 2021

       Summary Historical Consolidated Financial Information, page 14

   1. Please revise your disclosures here and on page 78 to present the comparable GAAP measure of net loss as
a percentage of gross profit with equal or greater prominence to your non-GAAP measure
of adjusted EBITDA as a percentage of revenue ex-TAC. Refer
                                                        to Question 102.10 of
the non-GAAP C&DIs.
 Tim Vanderhook
FirstName  LastNameTim
Viant Technology Inc. Vanderhook
Comapany
January 19,NameViant
            2021     Technology Inc.
January
Page 2 19, 2021 Page 2
FirstName LastName
Key Operating and Financial Performance Metrics
Use of Non-GAAP Financial Measures, page 96

2. We note in response to prior comment 3 you revised the discussion of adjusted EBITDA to also refer to adjusted EBITDA as a percentage of revenue ex-Tac. However, it remains unclear what a measure of adjusted EBITDA as a percentage of adjusted gross profit is intended to represent and why this measure is useful to investors. Please explain and revise accordingly.
        You may contact David Edgar, Senior Staff Accountant at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Senior Attorney at
(202) 551-3477 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Stewart McDowell